Exhibit 20.1

July 30, 2012

Dear Shareholder:

The Board of Directors of BellaVista would like to update you on the status of the Company and its portfolio assets.

Background:
As you know, for the past four years the Company has foreclosed and assumed outright ownership of various projects (“REO” properties).  In these cases, our original borrowers or development partners were unable to perform and meet the terms of their borrowing or partnership agreements with BVC.  In other cases, the Company imposed a significantly increased level of operational control over certain projects (“Controlled” properties) in order to complete the project so that the property could then be made ready for sale or lease/rental.  Under either scenario, these changes in ownership and control were not only very time consuming but also very costly due to our assuming the responsibility for completion costs, senior debt obligations and operational expenses such as property taxes, insurance, marketing, maintenance, etc.  All of these expenses are incremental to the core operations of the company and, as such, have had a continuing negative impact on the Net Realizable Value ("NRV") of our assets.

As we have previously discussed with you, the new operational responsibilities resulted in a major change in scope and a retooling of BellaVista’s operations and focus.  During the past 4 years BVC has transitioned from lender, and occasional passive development partner, to active owner/developer, property manager and, in a number of instances, landlord.  As a result, over that time, the Board has made significant changes in the Company’s operating structure and personnel in order to effectively and more directly manage the REO and Controlled properties and the associated revised operational responsibilities.

Additionally, the Board had developed and implemented a specific plan for each of the REO and Controlled properties.  For the first 3 years of this period, we focused on managing the REO and Controlled properties to maximize value, with the goal of selling these properties over the next several years (market permitting).  As properties were sold, the plan has always been and still is to use the net sales proceeds to first retire existing debt, fund operations, and pay ongoing carrying costs for any remaining properties.  Once existing debt was retired, the remaining net sales proceeds would be used to fund a share repurchase program as well as fulfill requirements for funding continued operations and carrying costs for the remaining properties and assets.  The timing of such a share repurchase program has always been and still is dependent on when and at what price properties and assets are sold, and when existing debt is repaid.  Please note that these plans (which we have communicated to you in a number of previous letters and annual meetings) and our subsequent actions are consistent with our primary goal of a controlled liquidation of the Company through the sale of the portfolio assets and a share repurchase program.

Current Status:
As we continue down the path toward our primary goal of a controlled liquidation of the Company through the sale of the portfolio assets and a share repurchase program, the Board has attempted to minimize operating costs wherever practical and possible.  We have no employees and our chairman functions as our CEO and CFO as a consultant on an as needed basis.  Our main focus, as we have explained in the past, has been to sell portfolio assets at reasonable prices in order to reduce debt, interest expense and various other operational and carrying costs.  Even though there is no active market for our shares, we are still registered as a public company and have certain quarterly reporting requirements.  As a result of the decision to focus our resources on the liquidation process, we are currently several reporting periods behind.  At this time, we are working on completing the 10-Q for Q3 Fiscal Year 2011 (FY 2011) and the year end audit and 10-K for FY 2011.  Now that the number of properties remaining in the portfolio has significantly decreased, we anticipate that we will be able to refocus the resources necessary to become current on the quarterly reporting requirements over the next several quarters.

As noted below, all of the financial information presented below for FY 2011 and FY 2012 (ending September 30, 2011 and 2012, respectively) are unaudited and are provided in approximate amounts.  We are writing to you and providing this information to give you an updated picture of our current portfolio status and the progress that has been made, but final audited financial information will be provided for FY 2011 when our audited statements become available and are filed with the SEC.

That said, as a result of our restructuring and individual property strategies, our financials have improved significantly from Fiscal Year 2010 to Fiscal Year 2011 (FY 2011).  On an unaudited basis, while Interest Income decreased by $44,000 or 30%, Company Operating Expenses were decreased by almost $43,000 or approximately 10%.  REO Operating Income increased by $80,000 or approximately 10% while REO Operating Expenses decreased by $373,000 or approximately 21%.  This trend of financial improvement has continued through the first 9 months of FY 2012.  On an unaudited basis, we anticipate a decrease in the overall net loss from $893,000 in FY 11 to $680,000 in FY 12, representing a decrease of approximately 23%.  The bulk of this improvement has come from decreased BVC and REO operating expenses.

Further, we have made significant progress in firming up the value of and selling various portfolio assets.  Through August of FY 2012, based on transactions that have already closed (C) or are scheduled to close (S), the Company will have sold or divested the following properties:

Brighton Apartments (C)	Cathedral building - 9th floor (S)
Frank Norris - # 405 (C)	Cummings Park - #209 (S)
3100 Alum Rock Avenue Retail Center (C)	Cummings Park - #217 (S)
Cathedral Building - 7th floor (C)	Cummings Park - #222 (S)
Cathedral building - 11th floor (C)

Based on the closing of these transactions, we anticipate that by August 31, 2012 the Company’s current debt, which was $6,775,000 as of December 2011 (on an unaudited basis), will have been fully paid off.  Additionally, we estimate that the Company will have approximately $500,000 in cash on hand.  With over 11 million shares outstanding the Board has determined that it would be in the best interest of all shareholders to wait until a sufficient amount of cash has been accumulated to enable the repurchase of a large enough number of shares to economically justify the cost of the administration and processing of a share repurchase offer.  Additionally, in light of our continuing statutory reporting requirements, the number of assets remaining in the portfolio and one unresolved construction defects action still pending, the Board feels that it is prudent for the Company to maintain a cash reserve to cover operating and carrying costs for a period of one year.  Therefore, at this point we anticipate the timeframe of our first share repurchase offer will be sometime during the first half of 2013.

Portfolio Value:
Relative to the value of the remaining portfolio, we evaluate the current market value of each asset on a quarterly basis with the assistance of third party appraisers and brokers, where necessary.  This aids management and the Board in assessing the disposition strategy for each of the assets and assists in making any midcourse adjustments.  Additionally, it ensures our compliance with our various audit and filing requirements.  These quarterly valuations combined with REO and operating expenses are the major components in determining the quarterly assessment of Net Realizable Value (NRV) or share price.

Based on our review of market values, we will take impairments in FY 2011 totaling approximately $1,243,000 (on an unaudited basis).  This compares to impairments taken in FY 2010 of $5,010,000.  The net impact of these FY 2011 impairments on NRV is approximately $0.11 per share which when combined with the FY 2011 operating loss related to REO and operating expenses of approximately $893,000 (unaudited) results in an NRV estimate of $1.48 per share at the end of FY 2011 (on an unaudited basis).

As of July 31, 2012 the Company has not identified any additional impairments.  The net impact of the estimated FY 2012 annual operating loss related to REO and operating expenses of approximately $680,000 (unaudited) would then result in an NRV estimate of $1.42 per share (on an unaudited basis).  Please note that as we continue to evaluate assets on a regular basis, additional impairments in FY 2012 post July 31, 2012 could become necessary.

We hope that this letter and the attached property update summary will give you a good understanding of what has been accomplished as well as the current status of the Company and its remaining portfolio.  While we have made and are continuing to make good progress toward our goal of a controlled liquidation, the market, while improving, remains the controlling factor for liquidation timing, value and share repurchase.

As noted above, all of the financial information and operating results in this letter for FY 2011 and FY 2012 are unaudited.  Although this information is based on management’s ongoing accounting, these numbers are nevertheless subject to adjustment upon completion of the FY 2011 audit, which is currently in process.  Once that is complete, we will publish our annual report and contact you with the particulars regarding our next annual shareholders meeting.

On behalf of the entire BellaVista team, we sincerely appreciate your support as we continue to direct all of our effort to achieve the best possible outcome for our shareholders.  Should you have any questions in the meantime, please feel free to contact, Patti Wolf on our shareholder support line at 480-563-3351.

Sincerely,

/s/ William Offenberg	/s/ Jeff Black	/s/ Patti Wolf

William Offenberg	Jeff Black	Patti Wolf
(408) 396-3971	(408) 499-0352	(480) 563-3351

BellaVista REO and Controlled Properties
Status Update – July 2012

Brighton Apartments – 1000 Brighton Ave, Modesto, CA
The Brighton project is a 40 unit condo conversion project that was originally a JV project with BVC.  It was completed in late 2007.  BVC and the developer agreed shortly thereafter not to market the units as ‘for sale’ condos due to the weak local demand for this type of product.  The condos were then offered as apartments for rent.  Due to lack of equity remaining in this project, our developer partner resigned his ownership in September 2008.  As a result, BVC assumed complete control and management of the project, and implemented a rent and hold strategy.  Our goal was to establish a solid rental history and wait for the apartment market in this area to stabilize.  This has been accomplished as the project was sold in May 2012.  Our patience was rewarded as we obtained a good sell price in a recovering apartment market.

Cummings Park – East Palo Alto, CA
This is a mixed use combination of retail and residential condominiums including: 24 “market rate” (“MR”), 6 “below market rate” (“BMR”) and 6 retail condos.  This project is well located in the same shopping center as Best Buy, Sports Authority and Nordstrom Rack and across the street from Ikea.  After a successful live auction of 22 market rate residential units in June 2008, BVC took over complete management of the project.  All of the MR residential units and 3 of the 6 BMR residential units have been sold.  This left 3 BMRs for sale.  The City of East Palo Alto was responsible for finding and selecting buyers for the BMRs.  In June 2012 we formalized an agreement with the City of East Palo Alto to convert the 3 remaining BMR units to MR units.  All of these units are now under contract and are anticipated to close by August 31, 2012.  The net income from the sale of these former BMR units, after paying the City a fee to allow the units to be sold at market pricing, will be greater than would have been achieved if the units had been sold as BMRs, resulting in a successful outcome for the Company.

In May of 2009, we closed the sale of a portion of the retail space (3 retail condos).  Of the remaining 3 retail condos, BVC has leased a portion of the largest condo.  We are now in negotiations with several parties for the potential leasing of the remaining retail space.  Our plan is to lease up the entire space, establish a solid lease income history and sell the property when the retail market improves.

Frank Norris Place – 81 Frank Norris Street (at Polk), San Francisco
This project is a 32 unit market rate residential condo project developed and entitled specifically for active seniors (55 and over).  The developer (and BVC’s borrower) completed the project and sold several units.  The developer defaulted on the BVC loan in the first quarter of 2008.  BVC reached agreement with the developer in the spring of 2008, and took title to the remaining 14 units as a settlement with the borrower.  Since that time, we have sold 11 of the 14 units, with BVC providing (seller carry) mortgages on 2 of the units.  Two (2) of the 3 remaining units are rented.  The last unit cannot be rented (or sold) due to construction defects that are being resolved through litigation managed by the Home Owners Association.  We continue to market the rented units for sale.

The Cathedral Building - 1615 Broadway, Oakland, CA
This unique project in downtown Oakland, at the entrance to the Uptown District, was completed by the developer in the Q1 2009.  BVC is the first lender on this project.  The project is a 13 story historic building that has been subdivided by floor into condos.  It is mixed use with 1 large ground floor retail unit, 5 office/commercial units on floors 2 thru 6, and 7 residential units on the upper floors.  The residential units offer commanding views and unique floor plans.  BVC receives net proceeds from all sales until the loan is paid in full.  To date, 3 office units and 3 residential units have been sold or are under contract.  BVC has provided 2 buyers with (seller carry) financing.  In the next 45 days we anticipate that Company will assume full operational control of this project by means of an amendment to the current LLC operating agreement which will allow the Company to direct and manage the sales of the remaining units.

2555-65 Pulgas Avenue, East Palo Alto, CA
This project was initially designed as an urban loft style complex.  The City of East Palo Alto was very much in favor of this type of development and the project progressed through a significant portion of the initial entitlement process.  BVC was the first lender.  Unfortunately, the decline in the real estate market and the very tight credit market prevented the developer from moving past the entitlement phase.  BVC took title to this land through foreclosure in December 2008.  The property is listed for sale.  While the market in this area is beginning to firm up, it is likely to take up to 36 months to find a suitable buyer and close on a sale.  In the interim we have rented some of the facility to provide income to offset a portion of our carrying costs.

3100-3120 Alum Rock Avenue, San Jose, CA
This is a multi-tenant retail project located at the intersection of Alum Rock and White Road in San Jose.  BVC took title to this property through foreclosure in January 2010.  The property is 100% occupied with 12 different tenants.  The current gross rents generate sufficient cash flow to service the first mortgage and pay operating expenses.  In March 2010, BVC renegotiated the first mortgage on the property for better terms and conditions.  Unfortunately, since that time the market in this area has continued to struggle.  While the lease income supported the monthly operating expenses and debt service, the market analysis of the longer term probability of recovering our original investment was quite low.  Therefore, the Company reached an agreement with the first mortgage holder to transfer the ownership of this property to the first mortgage holder and relieve BVC of the ongoing management and liability of the project.

MacArthur Project – 487 W. MacArthur Blvd, Oakland, CA
This project is a residential condominium project with 16 residential units and 1 small retail unit.  Completed in spring 2009, the units are a mix of townhouse and loft style units.  BVC was the lender on this project.  Working with our development partner, a live auction was completed in August of 2009.  All 16 residential units have been sold with only the retail unit remaining.  BVC provided five of the buyers with (seller carry) mortgages, three of which have been paid off and the remaining two are performing.

26414 Lone Tree Road, Escalon, CA
Escalon is a commercial property with two large metal buildings, a modular home and shop totaling 17,500 s.f..  BVC owns 21% of this investment.  This property is currently listed for sale.

5674 San Felipe Road, San Jose, CA
This property is an older single family residence on a large 1.4 acre sub-dividable lot in the East San Jose foothills near Silvercreek and Edenvale.  Title was acquired through foreclosure and BVC owns 43% of this investment.  The home is currently being marketed for sale.

3940 – 3958 International Blvd, Oakland, CA
This property consists of 2 retail/commercial buildings which are 83% occupied.  Title to the property was acquired through foreclosure and BVC owns 68% of this investment.  The ownership entity (an LLC) that holds this property recently defended a lawsuit brought by the former owner regarding the foreclosure process.  The LLC was successful in their defense and will now move forward with marketing the property for sale.

Bowman Road, Auburn, CA
This property consists of 5 separate parcels including a hotel, bowling alley, restaurant and 2 vacant parcels.  Title was acquired through foreclosure and BVC owns 20% of this investment.  The plan is to continue operations of the motel and bowling alley until a suitable master plan for this Highway 80 frontage land can be designed, approved and marketed to developers.

Vacant Land, Pineville, NC
This asset is a vacant parcel of commercial land.  BVC took title to this property through a foreclosure.  The property is currently being marketed for sale.  Demand in the area is quite low and we expect that it will take up to 24 months to find a buyer and close a transaction.

Balmore Court, El Sobrante, CA
This property is a 25 lot subdivision with final map recorded and bond in place to complete improvements.  The title has been acquired through foreclosure.  BVC owns 9% of this investment.  The ownership entity (LLC) that holds title and Contra Costa County are cooperating in pursuing the bonding company to fund and complete the improvements.